July 6, 2022

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 4, 2022
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated June 28, 2022 (the “Comment Letter”) relating to the above referenced SEC filing.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	We note your response to prior comment 1; however, several disclosures cited in the Sample Letter are relevant to companies regardless of whether a VIE structure is used. These include, for example, legal and operational risks of having a majority of your operations in China, including Hong Kong and Macao, your ability to transfer cash in and out of China, Hong Kong and Macao, the potential for the Chinese government to exert significant oversight and discretion over the conduct of your business, and the Holding Foreign Companies Accountable Act. Your description of risks associated with operating in Macao's hospitality and casino industry are separate from risks that may adversely affect your operations if China were to exercise greater control over Macao. Therefore, as requested in prior comment 1, please refer to the Sample Letter and revise your disclosure to address the legal and operational risks and other disclosures associated with being a China-based company. If you believe any of the comments were already addressed in your Form 10-K for the year ended December 31, 2021, or do not apply to you, please explain why.

Response: In response to the Staff's comment, the Company will revise the following risk factors as noted below (added text is underlined) in its future filings.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
July 6, 2022

We depend primarily on our properties in three markets for all of our cash flow, and because we are a parent company our primary source of cash is and will be distributions from our subsidiaries.

We will not have material operations other than our Macao and Singapore properties after the completion of the sale of our Las Vegas Operating Properties in the first quarter of 2022. As a result, we are primarily dependent upon our Asia properties for all of our cash. Given our operations will be conducted primarily at properties in Macao and Singapore and a large portion of our planned development is in Macao and Singapore, we are subject to greater risk than if we were more diversified.

Additionally, because we are a parent company with limited business operations of our own, our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries derived from the earnings and cash flow generated by our operating properties. Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, which may be impacted by the factors described above. For example, due to the impact of the COVID-19 Pandemic, we suspended our quarterly dividend program beginning in April 2020, and SCL suspended its dividend payments after paying its interim dividend for 2019 on February 21, 2020.

We also face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, it could potentially result in our operations in Macao being materially adversely affected.

In addition, our Macao and Singapore credit agreements, under certain circumstances, may limit or prohibit certain payments of dividends or other distributions to us. We expect future debt instruments for the financing of future developments may contain similar restrictions.

Conducting business in Macao and Singapore has certain legal, operational, political and economic risks.

Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao and Singapore, and by changes in policies of the governments or changes in laws and regulations or their interpretations. Our operations in Macao and Singapore are also exposed to the risk of changes in laws and policies that govern operations of companies based in those countries. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows.

Current Macao and Singapore laws and regulations concerning gaming and gaming concessions and licenses are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao and Singapore. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, our activities in Macao and Singapore are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao and

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
July 6, 2022

Singapore laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues.

The Macao government approved smoking control legislation, which prohibits smoking in casinos other than in certain enumerated areas. Such legislation may deter potential gaming customers who are smokers from frequenting casinos in jurisdictions with smoking bans such as Macao. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in other jurisdictions where we operate or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows.

We also face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao incorporated indirect subsidiaries of SCL, our Cayman Islands incorporated and Hong Kong listed majority-owned subsidiary. We also have subsidiaries incorporated in mainland China and Hong Kong that provide back office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL’s main back office functions in Macao. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, it could potentially result in our operations in Macao being materially adversely affected. Substantially all of SCL’s assets are located in Macao and substantially all of SCL’s revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of “one country, two systems” with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy. There can be no assurance, however, that economic, political and legal developments in Macao will not adversely affect our operations, or that there will not be a change in the manner in which regulatory oversight is conducted in Macao, if China were to exercise greater control over Macao. If any such change were to occur, it could potentially adversely affect our results of operations, financial position and prospects.

The Company believes the risk factor titled "We are subject to limitations of the pataca exchange markets and restrictions on the export of the renminbi," which was included in its Form 10-K for the year ended December 31, 2021, also addressed potentially material risks on our ability to transfer cash in and out of China, Hong Kong and Macao.

The Company’s independent registered public accounting firm, Deloitte & Touche LLP, is based in the United States and was not identified as a firm that the Public Company Accounting Oversight Board is unable to inspect in its determinations announced on December 16, 2021, pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”). For that reason, we do not believe the HFCAA and related regulations will affect us.

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Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
July 6, 2022

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 923-9238.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands